As filed with the Securities and Exchange Commission on March 24, 2025

Registration No. 333-280344

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Oklo Inc.

(Exact name of registrant as specified in its charter)

Delaware	4911	86-2292473
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3190 Coronado Dr.

Santa Clara, California 95054

(650) 550-0127

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

R. Craig Bealmear

Chief Financial Officer

Oklo Inc.

3190 Coronado Dr.

Santa Clara, California 95054

(650) 550-0127

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan Maierson
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
(713) 546-5400

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (333-280344)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This Post-Effective Amendment No. 1 to the Registration Statement Shall become effective immediately upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 of Oklo Inc. (File No. 333-280344), initially filed on June 20, 2024, as amended on August 30, 2024 and declared effective by the Securities and Exchange Commission (the “SEC”) on September 18, 2024 (as amended, the “Registration Statement”), is being filed as an exhibit-only filing solely to file a consent of (i) Deloitte & Touche LLP with respect to its report dated March 24, 2025 relating to the financial statements of Oklo Inc. for the year ended December 31, 2024 contained in its Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 10-K”) and included in the Prospectus Supplement No. 10 dated March 24, 2025 filed pursuant to Rule 424(b)(3), filed herewith as Exhibit 23.1 and (ii) Marcum LLP with respect to its report dated either April 2, 2024, August 30, 2024 or March 24, 2025, as specified therein, relating to the financial statements of Oklo Inc. for the year ended December 31, 2023 contained in the 2024 10-K and included in the Prospectus Supplement No. 10 dated March 24, 2025 filed pursuant to Rule 424(b)(3), filed herewith as Exhibit 23.2 (together, the “Consents”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consents. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

Part II-INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Description
23.1*	Consent of Deloitte & Touche LLP

23.2*	Consent of Marcum LLP

*       Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Santa Clara, State of California, on March 24, 2025.

/s/ Jacob DeWitte
Jacob DeWitte
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Jacob DeWitte	Chief Executive Officer and Board Member
Jacob DeWitte	(Principal Executive Officer)
Date: March 24, 2025

/s/ R. Craig Bealmear	Chief Financial Officer
R. Craig Bealmear	(Principal Financial Officer and Principal Accounting Officer)
Date: March 24, 2025

/s/ Caroline Cochran	Chief Operating Officer and Board Member
Caroline Cochran
Date: March 24, 2025

/s/ Sam Altman	Sam Altman
Sam Altman	Chairman and Board Member
Date: March 24, 2025

/s/ Michael Klein	Michael Klein
Michael Klein	Board Member
Date: March 24, 2025

/s/ Michael Thompson	Michael Thompson
Michael Thompson	Board Member
Date: March 24, 2025

/s/ Daniel B. Poneman	Daniel B. Poneman
Daniel B. Poneman	Board Member
Date: March 24, 2025

/s/ Lieutenant General (Ret.) John Jansen	Lieutenant General (Ret.) John Jansen
Lieutenant General (Ret.) John Jansen	Board Member
Date: March 24, 2025

/s/ Richard W. Kinzley	Richard W. Kinzley
Richard W. Kinzley	Board Member
Date: March 24, 2025